THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

July 15, 2011

David R. Humphrey, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Confederate Motors, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2010
Filed April 1, 2011
File No. 000-52500

Dear Mr. Humphrey:

The Company is filing contemporaneous with this letter a first amendment to its annual report on Form 10-K for the year ended December 31, 2010 (the “Amended Report”).  As counsel for the Company I have been authorized to provide you with the following information in response to your letter dated June 22, 2011:

Business, page 3

1.
Please significantly revise your business section to clearly identify the products you currently manufacture and sell.  In this regard, we note your disclosure on page 17 in your Financial Statements section that you offer one model, the P120 Fighter, and that the F131 Hellcat and B120 Wraith were discontinued in 2010.  In addition, please revise this section by defining or removing industry jargon such as “new echo of negative spatial aesthetics,” “introducing new clean sheet of paper third generation Confederate motorcycle architecture,” “evolved proximate co-conspiratiorial high value-added network of suppliers,” “non-cannibalizing vehicle lines” and “riding season.”  Your revisions should focus on describing your business in a way that allows an average investor who is not in your industry to understand the business done and intended to be done.

RESPONSE:  The Company has significantly revised the business section to conform to the above comment.

2.
Please disclose the effect of existing or probable governmental regulations on your business, including the need for any government approval of your principal products or services and the costs and effects of compliance with environmental laws.

David R. Humphrey, Branch Chief
July 15, 2011

RESPONSE:  The Company has added a new section under this item of the Amended Report disclosing the effect of governmental regulations.

Unresolved Staff Comments, page 6

3.
You indicated that you have elected not to provide the information required by this Item although you nevertheless state that you have not received any written comments from the staff of the Securities and Exchange Commission in regard to your periodic or current reports.  However, we sent you written comments, by letter dated May 24, 2010, with regard to your Current Report on Form 8-K filed May 21, 2010.  Please revise accordingly.

RESPONSE:  Information about the prior comment letter has been added in Item 1B of the Amended Report.

Management’s Discussion and Analysis Liquidity and Capital Resources, page 9

4.
Please expand your discussion of liquidity and capital resources to disclose your estimated capital expenditures for the next 12 months and the expected source of funds needed to make such expenditures.  See Item 303(a)(2) of Regulation S-K.

RESPONSE:  Over the next 12 months the Company intends to commence production of its new C3 Hellcat motorcycle with projected capital expenditure for initial inventory of approximately $300,000.  The Company intends to raise the capital through the sale and issuance of its capital stock to fund these expenditures.  Language has been added to this section of the Amended Report to disclose this information.

5.
In Note 14 to your financial statements, on page 26, you indicate the amount of your debt obligations and then assert that such amount increases the likelihood to add borrowings as necessary.  Please expand your disclosure in MD&A to (i) state your basis for that assertion, (ii) describe the sources of your current debt obligations and (iii) discuss what potential sources of future borrowings you have identified.  Also, please indicate whether or not you are currently engaged in any discussions that could result in additional borrowings.

RESPONSE:  Note 14 has been revised to eliminate the referenced language and to indicate that the Company is not engaged in any discussions for future borrowings.

Language has been added to this section under Liquidity and Capital Resources to disclose that management believes that operating capital will provide sufficient resources for repayment of current debt.

David R. Humphrey, Branch Chief
July 15, 2011

Financial Statements
Report of Predecessor Auditor, page 12

6.
We note that, with respect to your 2009 financial statements, you have included the report of Bartolomei Pucciarelli, and that such report makes reference to disclosures made in Note 8 to your 2009 financial statements.  However, the referenced disclosures that were made in Note 8 to the 2009 financial statements included in your 2009 Form 10-K are not made in the 2009 financial statements (presented on a comparative basis) in your 2010 Form 10-K.  In this regard, AU Section 508.71 states that, before reissuing a report previously issued on the financial statements of a prior period, when those financial statements are to be presented on a comparative basis with audited financial statements of a subsequent period, a predecessor auditor should consider whether their previous report on those statements is still appropriate.  In light of the disclosures made in Note 14 to the financial statements included in your 2010 Form 10-K, please tell us whether or not Bartolomei Pucciarelli considered revising their previous report.  AU Section 508.72 indicates that, if a predecessor auditor concludes that their report should be revised, they should follow the guidance in paragraphs .68-.69 and .73 of AU Section 508.

RESPONSE:  Management discussed this issue with Bartolomei Pucciarelli, the prior auditor who expressed belief that the audit report issued on the 2009 financials is still appropriate for the 2010 10-K filing. They believe the report/opinion that they issued on May 17, 2010 was the opinion as of the date of that report. The re-issuance of that opinion that was filed with the Company’s 2010 10-K is still their opinion as of May 17, 2010.  Their believe is that only if they became aware of facts or circumstances that existed as of May 17, 2010, subsequent to May 17, 2010,  would it be appropriate for them to alter their original report/opinion. They have represented to the Company that they did not discover any additional facts or circumstances that were present on or before May 17, 2010 that were discovered subsequent to that date that would cause them to alter their original report/opinion.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

7.	Please disclose the information for footnotes 8, 9, and 10 on page 36 as this information has been omitted from this filing.

RESPONSE:  The automatic numbering of the footnotes to this table inadvertently continued from the prior table, which incorrectly created references to the additional footnotes. The footnotes to this table in the Amended Report have been revised to correctly identify the appropriate footnote numbers.

Exhibits 31.1 and 31.2

8.	Please remove the word “Transition” from paragraph 1 of the certifications.

David R. Humphrey, Branch Chief
July 15, 2011

RESPONSE:  Revised Exhibits 31.1 and 31.2 have been included with the Amended Report.  These exhibits exclude the references to the word “transition.”

Attached to this letter is a letter from the Company which includes a written statement from the Company as requested in your letter.

If you have any further questions or comments, please feel free to contact my office.

Sincerely,

/s/ Ronald N. Vance

Attachment

cc:  Joseph P. Mitchell, CFO